NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SilverCrest Announces C$22 Million Bought Deal Financing;
SSR Mining To Exercise Its Right to Maintain Its Pro Rata Interest of 9.9%

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – July 23, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. and Desjardins Capital Markets, pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 3,762,000 common shares of the Company (“Shares”) at a price of C$5.85 per Share for aggregate gross proceeds to the Company of C$22.0 million (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of up to 5% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Underwriters’ Option, subject to reduced commission of 2.5% on maximum proceeds of $500,000 received from President’s List subscribers.

SSR Mining Inc. (“SSR Mining”) has indicated that it will elect to exercise its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see news release dated November 29, 2018). Accordingly, SSR Mining has agreed to purchase a minimum of 718,000 and, in the event of exercise of the Over-Allotment Option in full, a maximum of 780,000 shares of SilverCrest at a price of C$5.85 for aggregate proceeds of C$4.2 million (maximum C$4.6 million) in a separate non-brokered private placement.

The net proceeds of the Offering will be used for continued exploration and advancement of the Las Chispas Project to feasibility level and for working capital purposes.

The Offering is scheduled to close on or about August 15, 2019 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX Venture Exchange.

The Offering is being made pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in a manner that does not require the Offering to be registered in the United States. The Offering may be also sold in such other jurisdictions as the Company and the Underwriters may agree.

In the event that related parties of the Company acquire Shares under the Offering, such participation would be considered to be "related party transactions" within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of any related party participation on the basis that neither the aggregate fair market value of the Shares to be distributed to nor the consideration to be paid by related parties will exceed 25% of the Company’s market capitalization as determined under MI 61-101.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the intended use of proceeds and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.